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                            July 6, 2021

       Haijun Wang
       Chairman and Chief Executive Officer
       Atour Lifestyle Holdings Limited
       18th floor, Wuzhong Building
       618 Wuzhong Road, Minhang District
       Shanghai, People's Republic of China

                                                        Re: Atour Lifestyle
Holdings Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed June 24, 2021
                                                            File No. 333-256881

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2021 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       General

   1. We note that Gaoling Fund, L.P. and YHG Investment, L.P. have expressed an interest to purchase approximately
40% of the shares in the offering and that the underwriters could determine to sell more
ADSs to these potential purchasers. So that investors will be able to determine the
minimum amount of your shares that will enter the public market through sales to the public, as
opposed to these investors, please disclose any ceiling on the amount that may be
purchased by Gaoling Fund, L.P. and YHG Investment, L.P.
 Haijun Wang
FirstName   LastNameHaijun Wang
Atour Lifestyle Holdings Limited
Comapany
July 6, 2021NameAtour Lifestyle Holdings Limited
July 6,2 2021 Page 2
Page
FirstName LastName

         Please also add risk factor disclosure regarding any potential material impact on the public investors, such as effect on liquidity. Also disclose whether the securities held by such potential purchasers would be subject to any lock-up provisions. Cover Page

2. Please provide the full name of Hillhouse, which you state is affiliated with Gaoling Fund,
         L.P. and YHG Investment, L.P.
Prospectus Summary
Our Corporate History and Structure
Our Corporate Structure, page 5

3. Please reconcile the share ownership percentages in footnote 1 with the percentages
         disclosed under the section    Implication of Being a Controlled
Company    on page 8 and
         elsewhere as appropriate.
Corporate History and Structure, page 81

4. We have considered your response to our prior comment 2. Please address the following with respect to your response:
             Please provide us with a detailed analysis of voting rights held by each owner of
             Atour Shanghai prior to the restructuring, and each owner of Atour Lifestyle after the restructuring (both before and after the IPO). Your analysis should include a discussion of the matters which are decided by a simple majority vote both pre and post restructuring, and those matters that are decided by any matter other than a simple majority vote (and the manner in which those decisions are made).
             In your response to our prior comment 2, you indicate that there are restrictions on
             Mr. Wang   s ability to make certain decisions prior to the IPO
without written consent
             of the holders of 2/3 of the shares held by certain key external investors. Please tell us who these certain key external investors are, and clarify for us whether these restrictions are permanent and will remain in place after the IPO. We understand that your position is that all specific beneficial owners who held
             ownership interests in Atour Shanghai prior to the restructuring held the exact same number of shares in Atour Lifestyle after the restructuring. Please confirm for us that all shares (including the 73,680,917 class B shares issued to Mr. Wang through his beneficial ownership of Sea Pearl Holding Limited) were issued as part of the restructuring. To the extent any shares were issued after the restructuring, explain to us how that is consistent with your position that all specific beneficial owners of
             Atour Shanghai have the same number of shares in Atour Lifestyle after the restructuring.
             In your response you mention a group of 13 natural persons that collectively held a total of 15,850,032 shares in Atour Shanghai and Atour Lifestyle before and after the restructuring respectively. Please confirm for us whether each individual shareholder
 Haijun Wang
Atour Lifestyle Holdings Limited
July 6, 2021
Page 3
           in the 13 member group held the same number of shares both before and after the restructuring.
             Please provide us with a detailed discussion of all pre-IPO activities conducted by
           Atour Lifestyle Holdings, tell us whether you believe these activities were substantive and provide us with the basis for your conclusions.
             In your response you state that the consolidated financial statements of Atour
           Lifestyle Holdings have been retrospectively adjusted to reflect the capital structure of the legal parent. You further state that certain other transactions, such as the termination of the preference rights of certain holders, are separate from the restructuring and have therefore not been retroactively reflected in the financial statements of Atour Lifestyle. However, we note that in your response to our prior comment 2 in your response letter dated May 13, 2021 you stated that the financial statements of Atour Lifestyle will not represent the capital structure of the Company after the restructuring because of these transactions. Further, in footnote 19 on page
           F-45 you describe the termination of the preference rights of the A, B and C shares as being pursuant to the reorganization framework. Finally, our understanding is that all shares of Atour Shanghai were surrendered as part of the restructuring, and that new class A shares (or class B shares) of Atour Lifestyle were issued to existing Atour
           Shanghai shareholders such that each shareholder had the same number of shares post restructuring as pre restructuring. If that is the case, we remain unclear as to how the class A, B and C shares of Atour Shanghai survive the restructuring. Please reconcile these apparent inconsistent statements and revise your disclosure as necessary.
             In addition to the above, we remain unclear how your financial statements reflect all the changes to the capital structure caused by the restructuring. For example, we do not see how you have reflected the 73,680,917 class B shares issued to Mr Wang on the face of the balance sheet or in the notes thereto.

       You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,
FirstName LastNameHaijun Wang
                                                             Division of
Corporation Finance
Comapany NameAtour Lifestyle Holdings Limited
                                                             Office of Real
Estate & Construction
July 6, 2021 Page 3
cc:       Li He
FirstName LastName